Exhibit 12.2

CrowdCheck Law LLP

700 12th Street NW, Suite 700

Washington, DC 20005

May 13, 2021

Board of Directors

Miso Robotics Inc.

561 E Green St.

Pasadena, CA 91101

To the Board of Directors:

We are acting as counsel to Miso Robotics Inc. (the “Company”) with respect to the preparation and filing of and post-qualification amendment to its offering statement on Form 1-A POS. The post-qualification amendment to the Company’s offering statement covers the contemplated sale of up to 529,848 shares of the Company’s Series D Preferred Stock, convertible into the Common Stock of the Company.

In connection with the opinion contained herein, we have examined the post-qualification amendment to the offering statement, as well as pre-qualification amendments, the certificate of incorporation (as amended) and bylaws, the resolutions of the Company’s board of directors and stockholders, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the shares of Series D Preferred Stock, and Common Stock into which the Series D Preferred Stock may convert, being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ CrowdCheck Law, LLP

AS